UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 30, 2012

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

March 30, 2012

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
(Code Number: 8411 TSE • OSE 1st Sec.)

Company Name:	Mizuho Bank, Ltd.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	1-1-5 Uchisaiwaicho
Chiyoda-ku, Tokyo

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Determination of Effective Date of Merger

between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) announced on November 14, 2011 in the release titled “Memorandum of Understanding on Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.” that MHBK and MHCB plan to conduct a merger (the “Merger”) by around the end of the first half of fiscal year 2013, on the assumption that filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries. MHFG, MHBK and MHCB hereby announce that they have determined at their respective meetings of the board of directors held today that the effective date of the Merger (the “Scheduled Date of the Merger”) shall be July 1, 2013.

MHFG, MHBK and MHCB have determined the Scheduled Date of the Merger based on, among other things, how we need to adequately and carefully inform our customers of the changes to our products, service and procedures, etc., and secure sufficient time to develop systems and conduct tests and rehearsals, etc., to ensure an appropriate transition of our systems.

Except for the aforementioned determination of the Scheduled Date of the Merger, there is no change from what was announced on November 14, 2011. The management structure and management personnel, etc., that will be put in place after the Merger will be announced as soon as they are determined.

In addition, as announced on January 20, 2012 in the release titled “Transformation into “Substantive One Bank” Structure ~ Organizational Change of Mizuho Financial Group, Mizuho Bank and Mizuho Corporate Bank ~”, Mizuho aims to further improve customer convenience by establishing a new corporate structure and corporate governance structure, and shall take measures to realize the synergies generated from the Merger as soon as possible prior to the Scheduled Date of the Merger under the “substantive one bank” structure to be implemented in April 2012.

(End of Document)

Contact:	Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026